May 1, 2006

David M. Calhoun
404-504-7613
dmc@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

Stop 1-4

450 5th Street, N.W.

Washington, D.C. 20549-1004

Re: Cole Credit Property Trust, Inc. – Registration Statement on Form 10-SB

Ladies and Gentlemen:

Our client, Cole Credit Property Trust, Inc. (the "Company"), is filing herewith a Registration Statement on Form 10-SB as required pursuant to Rule 12(g) of the Securities Exchange Act of 1934 in connection with the registration of its common stock.

Please do not hesitate to contact me at the telephone number above regarding the enclosed materials. In my absence, you may contact Heath Linsky (404) 504-7691. My facsimile number is (404) 365-9532.

Sincerely,

/s/ David M. Calhoun

David M. Calhoun

DMC/